SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2015

Commission File Number 001-35571

Gold Standard Ventures Corp.

(Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Each of the exhibits in this Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-196751, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By: /s/ Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: February 9, 2015

EXHIBITS

Exhibit 99.1      Material Change Report, dated February 3, 2015, describing the information contained in the press releases attached hereto as Exhibits 99.2 and 99.3

Exhibit 99.2      Press release, dated January 28, 2015, announcing that the Company has entered into an underwriting agreement with a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including HC Wainwright & Co. LLC to sell and distribute a total of 17,000,000 common shares of the Company at a price of US$0.47 per share to raise gross proceeds of US$7,990,000

Exhibit 99.3    Press release, dated February 3, 2015, announcing that the Company has closed its previously announced public offering of 19,032,000 common shares of the Company, including 2,032,000 common shares issued on partial exercise of the over-allotment option, at a price of US$0.47 per share for gross proceeds of US$8,945,040